Exhibit 99.276

February 19, 2021

NEXTECH AR SOLUTIONS CORP.

 BOUGHT-DEAL SHORT-FORM PROSPECTUS OFFERING OF UNITS

TERM SHEET

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in all provinces of Canada (except Quebec). A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Nextech AR Solutions Corp. (“Nextech” or the “Company”).

Offering:	Bought-deal, short-form prospectus offering (the “Offering”) of 2,610,000 units of the Company (the “Units”).

Offering Size:	$13,050,000.

Offering Price:	$5.00 per Unit.

Units:	Each Unit shall be comprised of one common share (a “Common Share”) of the Company and one-half of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”).

Warrant:	Each Warrant shall entitle the holder thereof to purchase one additional Common Share of the Company at an exercise price of $6.00 for a period of 24 months following closing of the Offering, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the Neo Exchange Inc. (the “Exchange”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $10.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.

Over-Allotment Option:	Up to 15% of the number of Units, and/or the components thereof, issued pursuant to the Offering to cover any over-allotments and for market stabilization purposes, exercisable within 30 days after the closing of the Offering (“Over-Allotment Option”).

Use of Proceeds:	The net proceeds from the Offering will be used for working capital and general corporate purposes.

Form of Offering:	The Units will be offered by way of a short form prospectus to be filed all provinces of Canada (except Quebec) pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and may be offered in the United States on a private placement basis pursuant to an appropriate exemption from the registration requirements under applicable U.S. law.

Listing:	The Company shall obtain the necessary approvals to list the Common Shares and the Common Shares issuable on the exercise of the Warrants and compensation options for trading on the Exchange.

Eligibility:	The Units are eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Commission:	7.0% cash commission and 7.0% compensation options.

Underwriter:	Mackie Research Capital Corporation.

Closing:	The closing of the Offering will occur on or about March 11, 2021 (the “Closing”), or such later or earlier date as the Underwriter and the Company may agree upon.